Exhibit 99.2

FORMULA SYSTEMS (1985) LTD.

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 2, 2020

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Asaf Berenstin and Noam Amir and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Formula Systems (1985) Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Thursday, September 24, 2020, at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel, on Monday, November 2, 2020 at 2:00 p.m. (local time), and at any and all adjournments or postponements thereof, on the matters listed on the reverse side, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement (the “Proxy Statement”) relating to the Meeting.

The undersigned acknowledges the availability to him, her or it of the Notice and Proxy Statement relating to the Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTIONS ARE INDICATED WITH RESPECT TO ANY OF PROPOSALS 1 THROUGH 4, OR 6, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED BY THE ABOVE-DESIGNATED PROXIES “FOR” THAT PROPOSAL, AS RECOMMENDED BY THE COMPANY’S BOARD OF DIRECTORS. THIS PROXY WILL FURTHERMORE BE VOTED AS THE ABOVE-DESIGNATED PROXIES SHALL DEEM ADVISABLE ON SUCH OTHER BUSINESS AS MAY COME BEFORE THE MEETING. If no direction is made with respect to Proposal 5, the undersigned will be deemed to have not participated in the voting on that proposal (unless the undersigned completes Item 5A, in which case this proxy will be voted “FOR” Proposal 5).

IMPORTANT NOTE: The vote under this proxy will not be counted towards or against the majority required for the approval of Proposal 5 unless the undersigned indicates that (i) he, she or it is NOT a controlling shareholder and DOES NOT have a conflict of interest in the approval of Proposal 5, by checking the box “FOR” Item 5A on the reverse side, or (ii) he, she or it is a controlling shareholder or has a conflict of interest in the approval of Proposal 5, by checking the box “AGAINST” Item 5A on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

FORMULA SYSTEMS (1985) LTD.

November 2, 2020

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

☐ Please detach along perforated line before mailing.☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS BELOW.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☐

Important Instructions for Item 5A relating to Proposal 5:

Under the Companies Law, you cannot be counted towards or against the majority required for the approval of Proposal 5 unless you complete Item 5A.

ACCORDINGLY, PLEASE BE CERTAIN TO CHECK THE BOX MARKED “FOR” WITH RESPECT TO ITEM 5A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 5. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 5, you should check the box “AGAINST” on Item 5A.

	PROPOSAL	FOR	AGAINST	ABSTAIN
1.	To re-elect Mr. Marek Panek to the Company’s board of directors (the “Board”), to hold office until the Company’s next annual general meeting of shareholders and until his successor is duly elected	☐	☐	☐
2.	To re-elect Mr. Rafal Kozlowski to the Board, to hold office until the Company’s next annual general meeting of shareholders and until his successor is duly elected	☐	☐	☐

3.	To re-elect Mr. Ohad Melnik to the Board, to hold office until the Company’s next annual general meeting of shareholders and until his successor is duly elected	☐	☐	☐
4.

To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm, and to authorize the Company’s Board of Directors and/or its audit committee to fix the compensation for such independent registered public accountants

		☐	☐	☐
5.	To approve an award of equity-based compensation to our chief executive officer, Mr. Guy Bernstein	☐	☐	☐

5A.

By checking the box marked “FOR”, the undersigned hereby confirms that he, she or it is not a “controlling shareholder” and does not have a “personal interest” (i.e., a conflict of interest) in the approval of Proposal 5 (in each case as defined in the Israeli Companies Law, 5759-1999 and described in the Proxy Statement). If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”.

		☐	☐
6.	To approve amended terms for the Company’s renewed director and officer liability insurance policy	☐	☐	☐

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.